130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

April 20, 2018	No. 18-06

Avalon ranked in Corporate Knights’ “Future 40 Responsible Corporate Leaders in Canada” for third time

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to report that it has once again placed among Corporate Knights’ 2018 Future 40 Responsible Corporate Leaders in Canada from a shortlist of eligible small and mid-size organizations.

Don Bubar, Avalon’s President and CEO, commented, “This is well-earned recognition for everyone at Avalon and the sustainability culture we have developed. We believe that making environmental and social responsibility a priority enhances shareholder value by reducing risk while enhancing business opportunities for our Indigenous partners.”

Avalon is fully committed to integrating sustainable practices into its business model by minimizing environmental impacts and land disturbed. At the East Kemptville Tin-Indium Project in Nova Scotia, Avalon’s current development model will fully remediate the historical environmental liability at site; create no new disturbance area; and minimize GHG production, while profitably recovering tin from low grade stockpiles and other waste materials left on the site.

At the Separation Rapids Lithium Project near Kenora, Ontario, the Company’s staged development approach allows for minimizing the environmental footprint of the project while maximizing the number of potential mineral products from the lithium pegmatite, reducing the amount of waste material generated. Under Avalon’s current development model, as little as 10% of the mined ore would end up as waste, compared to 90% plus at typical base and precious metals operations.

Avalon is a leader among junior mineral development companies in adopting best practices to reduce its environmental footprint, protect water resources and engage with local communities. The Company has reported annually on its sustainability performance since 2011. Avalon’s sixth and current Sustainability Report's theme is Concentrating on Cleantech Materials Production: a theme chosen to reflect the Company’s focus on defining profitable business opportunities in the technology metals sector. Avalon’s 2017 Sustainability Report can be found online at: www.avalonadvancedmaterials.com/_resources/sustainability/AVL-2017-sustainability-report.pdf.

This is the third time Avalon has been ranked as a Future 40 Responsible Corporate Leader in the last four years. This year, Avalon is listed among top-ranking companies such as London Hydro, Vancouver Fraser Port Authority and Dundee Precious Metals.

The methodology for the 2018 Future 40 Responsible Corporate Leaders in Canada ranking is based on 16 key performance indicators covering resource, employee and financial management. The full methodology for this year’s ranking is available from Corporate Knights here: http://www.corporateknights.com/reports/future-40/2018-future-40-methodology-15085128/. Private or publicly-listed companies headquartered in Canada with revenue of under $1 billion and evidence of ESG reporting are eligible. Ranking is based on publicly-disclosed data, verified by the companies prior to project completion.

Corporate Knights is a specialized media and investment research firm that operates in three segments, including Corporate Knights Magazine: the self-proclaimed largest globally circulating magazine focused on sustainability and responsible business, with a strong track record of providing informed research and analysis to the market.

The full ranking can be viewed in Corporate Knights Magazine’s Spring 2018 issue or online at www.corporateknights.com/reports/2018-future-40/2018-future-40-results-15241106/.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements that Avalon is fully committed to integrating sustainable practices into its business model, that Avalon’s current development model will fully remediate the historical environmental liability at site; create no new disturbance area; and minimize GHG production, while profitably recovering tin from low grade stockpiles and other waste materials left on the site, that the Company’s staged development approach allows for minimizing the environmental footprint of the project while maximizing the number of potential mineral products from the lithium pegmatite, reducing the amount of waste material generated, and that as little as 10% of the mined ore would end up as waste. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.